February 22, 2011

Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3424
Fax Number: (713) 813-6968

Re:	Vertex Energy, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 0-53619

Dear Ms. Etheredge,

Vertex Energy, Inc. (the “Company”, “Vertex Energy,” “we,” and “us”) have the following responses to your February 2, 2011 comment letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 38

1.
We note your response to comment five from our letter dated December 16, 2010. So that we may better understand your accounting treatment for the acquired thermal/chemical extraction technology, please provide us with the following:

•	A detailed analysis demonstrating how you considered ASC 350-30-35 to determine that 15 years was an appropriate useful life for this asset; and
•	The detailed impairment analysis you performed that resulted in your assessment that there was no impairment at September 30, 2010.

RESPONSE:

1.
According to ASC 350-30-35-6 if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. In using ASC 350-30-35-6 to determine what was an appropriate useful life for the TCEP technology, we considered the following criteria to determine that 15 years was a reasonable estimate of the useful life for this asset.

a.
The majority of the assets that are utilized within this process are 15 year assets. The assets are comprised of multiple tanks, associated piping, design and engineering, a boiler, pumps, heat exchangers, reactors, chemical injector pumps, a loading and unloading rack, a control room infrastructure and software for the automation of the process.

b.
The TCEP technology is subject to a pending patent application filed by Benjamin P. Cowart through Cedar Marine Terminals (“CMT”) and then licensed (pursuant to a world-wide, non-revocable, non-transferable, royalty-free perpetual license (except as provided in the agreement) to Vertex Energy.  Currently the patent is pending; however, it will have a 20 year life, assuming it is awarded.  The February 28, 2017 expiration date of the license agreement corresponds to the date that CMT’s lease of the facility which the assets associated with the initial TCEP is located; however, Vertex Energy believes that it will be able to further extend or renew such license with CMT at that time.  CMT does not believe there will be an issue renewing or extending its lease arrangement; however in the event there was an issue the Company believes it can relocate its TCEP technology without any major setbacks.

c.
This is a new technology; therefore uncertainty related to the life and viability of the technology still exists. There is a tremendous amount of investment being made around renewable/recycled energy in the market today. Therefore we are unsure of the long term viability of this technology on a stand alone basis.   However we believe the technology has longevity based on its ability to produce a valuable sought after finished product.

d.	Currently the annual maintenance costs for the technology is approximately $400,000 per year.

The Company has considered the revenues that have been generated and the potential for future cash flows, but has not performed a detailed impairment analysis on the TCEP technology as of September 30, 2010.  However when we acquired the license we obtained an appraisal of the license in September 2009, and nothing has happened since that date that would require an impairment.  Contained in the appraisal were financial projections with Discounted Cash Flows which exceed the carrying value of the assets.  We believe those projections are still reasonable in light of the negative gross margin incurred for the period ended September 30, 2010. The Company is continuing to produce revenue on the process and we are seeing overall improvements in cost and anticipate continued improvement in the overall cash flow of the process, along these lines we anticipate having a positive gross margin associated with this process during the 4th quarter of 2010 and accordingly, no further evaluation is required.  According to ASC 360-10, an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. In consideration of these factors, the TCEP technology (an intangible) is not impaired and an impairment loss will not be recognized by the Company.

2.
Your proposed framework for discussing how your business would be affected if you were unable to use the licensing agreement indicates that your income from operations would have been higher in both the year ended December 31, 2009 and the nine months ended September 30, 2010. Although we note your operations are currently negatively impacted by the costs associated with your production using this technology, it does not seem appropriate to indicate that your current operations and your operations for the period ended December 31, 2009 would be positively impacted if you were unable to use the licensing agreement. Your discussion should more fully expand upon your statement that the Company would be negatively impacted in the market place, as you believe that in order to compete with your competitors  you may need your technology to produce higher valued products from Black Oil Streams. You should further expand this discussion to indicate how this would impact your revenue and cash flow trends as well.

RESPONSE:

The Company will expand its disclosure to include how producing higher valued products will impact its revenue and cash flow trends, as well as how we would be negatively impacted in the marketplace in the event we cannot produce higher valued product from Black Oil streams, which disclosure will be similar to the language below.

•	The Company proposes the following frame work in its future filings to address your comments:

“Below you will find a summary of revenues, cost of revenues, gross profit, selling, general and administrative expenses (“SG&A”) and income from operations relating to the thermal/chemical extraction technology for the year ended December 31, 2009 and the nine months ended September 30, 2010.

The thermal/chemical extraction technology generated revenues of $5,247,131 during the year ended December 31, 2009, with cost of revenues of $5,171,111 producing a gross profit of $76,020.  During the nine months ended September 30, 2010 revenues were $12,164,391 with cost of revenues of $13,553,032 producing a gross loss of $1,388,641.  If the Company did not have the rights to license the use of the technology, its income from operations (as disclosed in the table above) would have been approximately $558,000 higher for the year ended December 31, 2009 and its income from operations for the nine months ended September 30, 2010 would have been approximately $2,032,000 higher.

•
The Company’s current operations for the period ended December 31, 2009 would have been positively impacted if the Company were unable to use the licensing agreement, the Company believes that the enhancements to the TCEP are substantially complete and we will begin to see positive results of operations in the near future from such enhancements.  Furthermore, while the Company’s current operations may have been positively effected if it were unable to use the license (and therefore not obligated to pay expenses associated therewith) as described above, its ongoing operations would be significantly negatively impacted if it were to lose the license.

•
Therefore, if the Company was not able to use the TCEP technology moving forward, the Company would be negatively impacted by its ability to compete in the market place, as it believes that in order to compete with its competitors; it may need its technology to produce higher valued products from Black Oil streams.  Additionally, as our competitors bring new technologies to the marketplace, which will likely enable them to obtain higher values for the finished products created through their technologies from purchased Black Oil feedstock, they will be able to pay more for feedstock due to the additional value received from their finished product (i.e., as their margins increase, they are able to increase the prices they are willing to pay for feedstock).  If we are not able to continue to refine the technology and gain efficiencies in our TCEP process we could be negatively impacted by the ability of our competitors to bring new processes to market which compete with our processes as well as their ability to outbid us for feedstock supplies.  If we are unable to effectively compete with additional technologies brought to market by our competitors, our finished products could be worth less and if our competitors are willing to pay more for feedstock than we are, they could drive up prices, which would cause our revenues to decrease, and cause our cost of sales to increase, respectively.  Additionally, if we are forced to pay more for feedstock our cash flows will be negatively impacted and our margins will decrease.

•
Provided the Company is able to meet its objectives and reduce its operating costs associated with the TCEP technology,  as well as increase volumes of Black Oil feedstock being purchased, and none of our competitors bring similar technology to market as our TCEP technology, we anticipate our  revenues increasing.  In addition our cash flow will be improved substantially which will further the Company’s ability to expand its TCEP operations as well as reduce its reliance on its Line of Credit with Bank of America, further increasing available cash for future research and development and potentially the creation of additional facilities using the TCEP technology.

Item 8. Financial Statements and Supplementary Data

Note 6 – Income Taxes, page F-12

3.
We note your response to comment six from our letter dated December 16, 2010. The portion of your change in valuation allowance that was attributable to current year operations of Vertex Energy should be reflected in your reconciliation of statutory tax expense to book tax expense on page F-13. Please show us how you will revise your disclosures in future filings accordingly.

RESPONSE:

We propose the following revised disclosure in our future filings:

	December 31, 2009	December 31, 2008
Deferred tax assets:
Net operating loss carryforwards	$(14,546,809)	n/a
Less valuation allowance	14,546,809
Net deferred tax assets	$-	n/a

	December 31, 2009	December 31, 2008
Statutory tax on book loss	$(207,191)	n/a
Change in valuation allowance	207,191	n/a
Income tax expense	$-	n/a

Note 11 – Licensing Agreement, page F-16

4.
We note from your response to comment five from our letter dated December 16, 2010 that the $1,400,000 initial valuation of the license agreement was based upon the cost to acquire the use of the thermal/chemical extraction technology and its processes and infrastructure. We note however that you acquired this technology from a related party that is majority owned and controlled by our Chief Executive Office and Chairman, Benjamin P. Cowart, who is also your controlling shareholder. Please expand your disclosures to indicate how you determined that the $1,400,000 was the fair value of the license agreement in light of the fact that this was not an arms-length transaction.

RESPONSE:

The costs incurred on the development of the TCEP license were documented in a very detailed fashion including a third party appraisal which was provided to management and subsequently to the Related Party Transaction Committee of the Company for final review and approval. The Related Party Transaction Committee (which is charged with reviewing and approving related party transactions such as the acquisition of the TCEP license) is made up of three independent Directors, and Mr. Cowart is not on the Committee nor does he have any influence over its decisions.  As a result, the value attributed to the TCEP license was approved by independent Directors of the Company and through a third party valuation, and as such, the Company considers the attributed value to be the “fair value” of the assets and a value substantially similar to that which would have been obtained in an arms-length transaction.

Item 15. Exhibits, Financial Statement Schedules, page 60

5.
We note your response to comment 10 in our letter dated December 16, 2010. Please note that material agreements must be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. As your agreement with KMTEX appears to be material, please file it as an exhibit to your annual report on Form 10-K. We are sensitive to your concern that the public disclosure of information contained within this agreement could cause you competitive harm. Please note that Rule 24b-2 under the Securities Exchange Act of 1934, as amended, provides you with the ability to redact confidential provisions from the publicly filed version of the agreement. In order to utilize Rule 24b-2, you must file with the Commission an application requesting confidential treatment of the confidential provisions within the agreement. Please see Staff Legal Bulletin No. 1A, which is available on our website, for more information.

RESPONSE:

We plan to file the KMTEX agreement and amendments thereto as exhibits to our Annual Report on Form 10-K (while redacting confidential information), while simultaneously requesting confidential treatment for the confidential sections of such agreements pursuant to Rule 24b-2.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Item 1. Financial Statements

Note 6 – Earnings (Loss) Per Share, page F-8

6.
We note your response to comment 11 from our letter dated December 16, 2010. Please show us how you will revise your diluted earnings per share calculation for the nine month period ended September 30, 2009 in future filings to clarify that, as a result of your net loss for the period, the diluted weighted average number of shares outstanding and, therefore, your diluted earnings (loss) per share was the same as the amounts used in your basic earnings per share calculation. Your current proposed presentation gives the impression that the diluted weighted average number of shares outstanding used in your calculation was 12,765,324 shares which is not consistent with the amount presented on page F-3 of you financial statements.

RESPONSE:

We propose including revised disclosure as to diluted earnings (loss) per share in our future filings in the following form:

	Third Quarter		Year-to-Date
	2010	2009	2010	2009

Basic Earnings per Share
Numerator:
Income (loss) available to common shareholders	$208,580	$709,558	$761,147	$(619,017)

Denominator:
Weighted-average shares outstanding	8,315,309	8,252,391	8,276,184	7,184,261

Basic earnings (loss) per share	$0.03	$0.09	$0.09	$(0.09)

Diluted Earnings per Share
Numerator:
Income (loss)	$208,580	$709,558	$761,147	$(619,017)

Denominator:
Weighted-average shares outstanding	8,315,309	8,252,391	8,276,184	7,184,261
Effect of dilutive securities
Stock options and warrants	565,485	728,498	563,998	-
Preferred stock	4,700,273	4,755,556	4,700,273	-

Diluted weighted-average shares outstanding	13,581,067	13,736,445	13,540,455	7,184,261

Diluted earnings (loss) per share	$0.02	$0.05	$0.06	$(0.09)

Note 9 – Licensing Agreement, pages F-10

7.
We note your response to comment 12 from our letter dated December 16, 2010. Please tell us if your 15 year useful life for the licensing agreement assumed that you would perform these enhancements. If so, please tell us what the useful life of your licensing agreement would have been without performing these enhancements. Furthermore, please tell us if the enhancements described in your response involved replacing similar equipment that already existed at the time you initially acquired the technology. If so, please tell us what consideration you gave towards impairing the components of the technology that were replaced by the components that enhanced your technology. Please show us how you will revise your future filings to describe in detail the specific ways in which the enhancements you performed during the nine months ended September 30, 2010 provided an additional benefit or extended the life of the licensing agreement and therefore were eligible for capitalization.

RESPONSE:

The 15 year useful life has not changed as enhancements have been added to the process. We knew from the beginning that we would be enhancing the process on a regular basis. The useful life would still be 15 years with or without these enhancements.

The enhancements that are being performed on the process are to improve efficiencies in the process, improve the quality of the finished product and process improvements to reduce day to day processing costs.

The enhancements that have been done which involve the replacement of similar pre-existing equipment have been minor.

The Company proposes adding revised disclosure to its future filings moving forward similar to the following (underlined information is new):

“Additional development costs capitalized during the nine months ended September 30, 2010 were $260,401. The enhancements to the process helped regulate the amount of chemicals being added to the process which also decreases future maintenance costs, monthly chemical costs and improves the quality of the finished product. The infrastructure and piping was reconfigured during the period to reduce the amount of water disposed of in the process, thus decreasing the monthly disposal costs associated with the operation of the process. Pumps were installed in certain areas of the process which will decrease the monthly repair and maintenance costs on site. Liners were added to some of the process tanks in order to preserve the future value of the assets. These are just a few of the enhancements that were made to the process during the nine months ended September 30, 2010, substantially all of which enhancements relate to improving the efficiency and quality of the process and did not relate to the replacement of existing equipment.”

Yours very truly,

/s/ Chris Carlson
Chris Carlson
Chief Financial Officer